Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

ASX Appendix 4E

Preliminary Final Report

for the year ended

30 JUNE 2016

ASX APPENDIX 4E

The following information for Genetic Technologies Limited (“GTG” and the “Company”) is provided under Listing Rule 4.3A of the Listing Rules of the Australian Securities Exchange (“ASX”).  The financial information provided in this Appendix 4E covers the consolidated Group, comprising Genetic Technologies Limited (the parent entity) and all entities that the Company controlled from time to time during the year and at the reporting date (30 June 2016).  The date of this Appendix 4E is 29 August 2016.

1.                      The reporting period covers the financial year ended 30 June 2016 (“Reporting Period”).

The previous corresponding period is the financial year ended 30 June 2015 (“Previous Period”).

2.                      Results for announcement to the Market:

		Reporting Period	Movement from Previous Period
2.1	Consolidated revenue from ordinary activities	$824,586	Decreased by $1,187,332	Decreased by 59.0%
2.2	Consolidated loss from ordinary activities after tax attributable to Members of the Company	$(8,458,965)	Decreased by $351,202	Decreased by 4.0%
2.3	Consolidated loss attributable to Members of the Company	$(8,458,965)	Decreased by $351,202	Decreased by 4.0%
2.4	No dividends were paid during the Reporting Period nor are any proposed.
2.5	There is no record date for determining dividend entitlements.
2.6	All matters pertaining to the figures above are described elsewhere in this Appendix 4E.

3.                      The Consolidated Statement of Comprehensive Income for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Financial Report.

4.                      The Consolidated Balance Sheet for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Financial Report.

5.                      The Consolidated Statement of Cash Flows for the consolidated Group covering the Reporting Period and the Previous Period is provided in the attached Financial Report.

6.                      The Statement of Changes in Equity Statement covering the Reporting Period and the Previous Period is provided in the attached Financial Report

7.                      No dividends were paid during the Reporting Period or the Previous Period, nor are any proposed as at the date of this Appendix 4E.

8.                      The Company does not have a Dividend Reinvestment Plan as at the date of this Appendix 4E.

9.                      The consolidated net tangible assets as at the end of the Reporting Period were 0.66 cents per share.

The corresponding figure as at the end of the Previous Period was 1.06 cents per share.

10.               During the Reporting Period the Group did not gain or lose control of any entities.

ASX APPENDIX 4E (cont.)

11.           As at the end of the Reporting Period, the consolidated Group does not hold investments in associates.

12.           Apart from the information contained in the attached Financial Report and elsewhere in this Appendix 4E, there is no other significant information needed by an investor to make an informed assessment of the Company’s financial performance and financial position as at the Reporting Date.

13.           The Company is not a foreign entity.

14.           A commentary on the Company’s financial results for the year ended 30 June 2016 has been provided in the section entitled Operating Results for the Year of the attached Report.

15.           The financial information contained in this Preliminary Final Report is based on the attached Financial Report for the year ended 30 June 2016 which has been audited by the Company’s auditor PricewaterhouseCoopers.

16.           Not applicable.

17.           This Preliminary Final Report is based on accounts that have been audited.   The independent auditors report included in the Financial Report of the Company is subject to an emphasis of matter paragraph with regards the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. Additional disclosure has been included in Note 2(a) of the attached Financial Report.

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Financial Report

for the year ended

30 JUNE 2016

CORPORATE INFORMATION

Directors

Dr. Malcolm R. Brandon (Non-Executive Chairman)

Mr. Eutillio Buccilli (Executive Director & Chief Executive Officer)

Dr. Paul A. Kasian (Non-Executive)

Mr. Grahame J. Leonard AM (Non-Executive)

Dr. Lindsay Wakefield (Non-Executive)

Company Secretary

Mr. Kevin Fischer

Registered Office

60-66 Hanover Street

Fitzroy  Vic.   3065

Australia

Telephone:	+61 3 8412 7000
Facsimile:	+61 3 8412 7040
Email:	info@gtglabs.com

Postal address	Australian Business Number	Company website
P.O. Box 115	17 009 212 328	www.gtglabs.com
Fitzroy Vic. 3065
Australia

Banker (Australia)	Banker (USA)
National Australia Bank Limited	Bank of America, N.A.
Level 2, 151 Rathdowne Street	155 Town Centre Drive
Carlton Vic. 3053	Mooresville NC 28117
Australia	USA

Auditor	Stock Exchanges
PricewaterhouseCoopers	Australian Securities Exchange	NASDAQ Capital Market
Chartered Accountants	Code: GTG	Ticker: GENE
Freshwater Place	Level 4, North Tower, Rialto	The Nasdaq Stock Market
2 Southbank Boulevard	525 Collins Street	One Liberty Plaza, 165 Broadway
Southbank Vic. 3006	Melbourne, VIC. 3000	New York NY 10006
Australia	Australia	USA

Share Register
Computershare Investor Services Pty. Ltd.
Yarra Falls, 452 Johnston Street
Abbotsford Vic. 3067
Australia

Telephone:	+61 3 9415 5000
Facsimile:	+61 3 9473 2500
Website:	www.computershare.com

CONTENTS

Directors’ Report	3
Corporate Governance Statement	23
Consolidated Statement of Comprehensive Income/ (Loss)	24
Consolidated Balance Sheet	25
Consolidated Statement of Cash Flows	26
Consolidated Statement of Changes in Equity	27
Notes to the Financial Statements	28
Directors’ Declaration	63
Auditors Independence Declaration	64
Auditors Report	65
ASX Additional Information	67

DIRECTORS’ REPORT

The Directors submit their Report for the year ended 30 June 2016.

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2016 financial year and until the date of this Report are stated below.  Unless otherwise stated the following persons were directors during the whole of the financial year and up to the date of this report:

Directors in office as at the date of this Report

Dr Malcolm R. Brandon, BScAgr, PhD (Non-Executive)

Dr Brandon was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012.  He has over 40 years’ experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies. Dr Brandon is currently Managing Director of genetics and artificial animal breeding company Clone International which uses cloning technologies to preserve the genetics of elite animals.

Mr Eutillio Buccilli (Executive)

Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015.

Mr Buccilli has more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the U.S. He has held senior management positions with blue chip corporations such as General Electric (“GE”), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the U.S., where he worked at the GE Capital Headquarters located in Stamford Connecticut. He brings to the Board extensive financial, corporate governance, commercial and fund raising experience.

Dr Paul A. Kasian, PhD, MBA (Non-Executive)

Dr Kasian was appointed to the Board on 12 December 2013. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.

Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from the University of Melbourne, and is a member of the Australian Institute of Company Directors.

Mr Grahame Leonard AM, BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM (Non-Executive)

Mr Leonard was appointed to the Board on 29 November 2013 and also serves as Chairman of the Company’s Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years’ experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include Commissioner, Victorian Multicultural Commission, Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog).

Dr Lindsay Wakefield, MBBS (Non-Executive)

Dr Wakefield was appointed to the Board on 24 September 2014 and also serves as Chairman of the Company’s Remuneration Committee.  Dr Wakefield started Safetech in 1985. In 1993 he left medicine to become the fulltime CEO of the Company. Over the next 25 years, Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 2006, Safetech was awarded the Telstra Australian National Business of the Year.

In 2013, Safetech merged to become STS (Safetech Tieman Solutions) which is Australia’s largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Dr Wakefield continues as Managing Director of STS and has been a keen Biotech investor for past 20 years, often at a mezzanine level.

Company Secretary as at the date of this Report

Kevin Fischer, CPA, AGIA, ACIS, B. Com

Mr Fischer was appointed Company Secretary on January 13, 2016 following his appointment as Chief Financial Officer on November 2nd, 2015. He has over ten years’ experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr Fischer is a CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the following Directors hold an indirect beneficial interest in the shares of the Company:

Mr Grahame Leonard AM	6,000,000 shares
Dr Paul Kasian	256,410 shares
Dr Lindsay Wakefield	14,754,763 shares

Dr Wakefield also has a direct interest in 570,500 shares and an indirect interest in 8,333,333 options. Mr Buccilli has a direct interest in 14,236,111 options granted to him under the Employee Share Option scheme.

Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report.

OPERATING AND FINANCIAL REVIEW

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia.  The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Group’s corporate structure as at the date of this Report:

Group overview

Genetic Technologies Limited is a molecular diagnostics company that offers predictive testing and assessment tools to help physicians proactively manage women’s health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGenplus® improves upon the predictive power of the first generation BREVAGenTM test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGenplus® expands the application of BREVAGenTM from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

The Company has successfully launched the first generation BREVAGenTM test across the U.S. via its U.S. subsidiary Phenogen Sciences Inc. and the addition of BREVAGenplus®, launched in October 2014, significantly expands the applicable market. The Company markets BREVAGenplus® to healthcare professionals in comprehensive breast health care and imaging centres, as well as to obstetricians/gynaecologists (OBGYNs) and breast cancer risk assessment specialists (such as breast surgeons).

Principal activities

The principal activity of the entities within the Group during the financial year was the provision of molecular risk assessment for cancer.

There were no significant changes in the nature of the Group’s activities during the financial year.

Operating Result

The operating result for the year is directly reflective of the Company’s concentrated focus on the expansion of its genetic testing business, with emphasis on the sale and distribution of the BREVAGenplus® breast cancer risk test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc. following the sale of the Australian Heritage business during the previous financial year.

During the 2016 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $0.8 million compared to $2.0 million in the preceding year.  $(0.8) million of this differential is directly attributable to the divested Heritage business with the balance of $(0.4) million due to a decrease in the overall combined sales of the BREVAGenTM and BREVAGenplus® tests.

OPERATING AND FINANCIAL REVIEW (cont.)

Operating result (cont.)

Overheads have decreased by approximately $3 million compared with 2015.  The combined areas of selling/ marketing, administration (excluding net foreign currency losses), licensing and operations totalled $8.9 million for the year compared with $11.9 million for 2015.  The decreased licensing activities accounted for approximately $0.3 million of the decrease with the remaining $2.7 million the result of the divestment of the Heritage business in November 2014, benefits derived from restructure activities and better management of overhead spending.

There were no significant items reported during the year compared to $1.4 million pre-tax profit on the sale of the Heritage business and a write-down of $0.8 million against the opening asset value for the Immunaid option disclosed in 2015.

Dividends and distributions

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

Convertible notes

With respect to the unlisted secured (debt) notes that were issued to existing and new Australian institutional and wholesale investors in September 2014, and subsequently became convertible notes, following approval at the Annual General Meeting held on 25 November 2014, during the year the final $25,000 of convertible notes plus capitalised interest were converted into 1,091,093 ordinary shares in the Company (2015: $2,125,000 plus capitalised interest were converted into 150,961,041 ordinary shares).

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 1,715,282,724 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the Nasdaq Capital Market in the U.S. via the Company’s ADRs (American Depositary Receipts).  Also at that date, there were 53,852,778 unissued ordinary shares in the Company under option.  As at the date of this Report, no ordinary shares were subject to escrow.

Treasury and related policies

The Company has in place a cash management policy which follows industry accepted leading practice by investing the Company’s cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions.

Cash provided by operations

During the financial year, the consolidated net cash outflows used in operations was approximately $7.7 million.  This is a $2 million improvement compared to the prior financial year.  Overall, the Group’s consolidated cash assets decreased by approximately $7.1 million during the 2016 financial year primarily to support ongoing operations.

Liquidity and funding

As at 30 June 2016, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $161,269, respectively.  As at that date, a total liability outstanding in respect of these credit card facilities was $32,051. Cash and cash equivalents, as at 30 June 2016, was $11,179,687.

Audit Report

The Company’s auditor has included an “emphasis of matter” paragraph in the Audit Report relating to the Company’s ability to continue as a going concern (refer Note 2(a) Going concern).

Significant changes in the state of affairs

During the year the Company’s strategy was to focus on the expansion of its cancer diagnostic franchise. Significant changes in the state of affairs of the group during the financial year were as follows:

OPERATING AND FINANCIAL REVIEW (cont.)

Significant changes in the state of affairs (cont.)

Key Managerial Changes

•                 Mr. Kevin Fischer was appointed Chief Financial Officer and joint Company Secretary, effective 2 November 2015. Mr. Fischer has subsequently been appointed as sole Company Secretary effective 13 January 2016.

•                  Mr. Chris Saunders was appointed Senior VP Sales and Marketing, Phenogen Sciences Inc., replacing Mr. Mark Ostrowski.

•                  On 22 June 2016, Dr Susan Gross was appointed Senior Medical Director, Phenogen Sciences Inc.

Options

On 25 November 2015, the Company granted the following options over ordinary shares in the Company;

•                  As approved by shareholders at the Company’s Annual General Meeting held on 25 November 2015, 14,236,111 options to the CEO, Mr. Eutillio Buccilli. The options, which were granted at nil consideration, entitle Mr. Buccilli to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 24 November 2020, subject to certain vesting conditions.

•                  10,000,000 options to Key Management Personnel.  The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 24 November 2020, subject to certain vesting conditions.

•                  1,500,000 options to US based employees. The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.058 at any time up to, and including 24 September 2020, subject to certain vesting conditions.

On 31 March 2016, the Company granted the following options over ordinary shares of the Company;

•                  7,500,000 options to Key Management Personnel.  The options, which were granted at nil consideration, entitle the holders to acquire one ordinary share, at a strike price of $0.02 at any time up to, and including 31 March 2021, subject to certain vesting conditions.

•                  500,000 options to a US based employee. The options, which were granted at nil consideration, entitle the holder to acquire one ordinary share, at a strike price of $0.039 at any time up to, and including 31 January 2021, subject to certain vesting conditions.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

There have been no significant events which have occurred after balance date.

Business strategy, future developments and prospects

The Groups primary focus during 2016 has been geared toward establishing the BREVAGenplus® test as a leading non-hereditary breast cancer risk assessment test that is affordable to all women who qualify for the test. Attaining Peer-reviewed publication in medical journals, strengthening of the management team in the U.S., an intensified and targeted marketing campaign with national reach, a refreshed BREVAGenplus® website and a reinvigorated social media presence have been key elements in the drive to achieve this goal. A partnership with international race car driver Ms Pippa Mann to promote BREVAGenplus® has been a cornerstone around which the marketing activities have been based.

BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic (non-hereditary) breast cancer, is the 2nd generation version of BREVAGenTM and incorporates an expanded SNP (Single Nucleotide Polymorphism) panel of 77 SNPs providing a 10-fold improvement in the predictive power over the first generation test and is now applicable to

OPERATING AND FINANCIAL REVIEW (cont.)

Business strategy, future developments and prospects (cont.)

women with African American, Hispanic and Caucasian heritage thereby not only expanding the applicable ethnicity market but also simplifying the marketing process for the BREVAGenplus® test in U.S. clinics and breast healthcare/ imaging centres.

During the 2017 financial year, the Group will seek to effectively leverage its commercial capabilities, further develop and promote the sale and distribution of the BREVAGenplus® breast cancer risk assessment test in the U.S. through its wholly-owned U.S. subsidiary, Phenogen Sciences Inc.  Key focus areas will include:

•                  Enhancing the validation base of BREVAGenplus® in terms of ethnicity and age,

•                  aligning the current relationship oriented sales model to the unique needs of the broad customer base,

•                  enhance the medical affairs presence to strengthen relationships with physician Key Opinion Leaders, focusing on the consumer in tandem with the physician network,

•                  Accelerating research and development activity and achievement of additional peer reviewed publications in support of the test,

•                  leveraging further the Pippa Mann initiative,

Even though the BREVAGenTM/ BREVAGenplus® concept has already demonstrated market acceptance, the Company recognises that in order to secure wider commercial payer coverage and to improve the level of commercial payer payments currently received, it needs to provide additional evidence that demonstrates the impact of the test on treatment decision-making that is aligned with payer evidence requirements. As such, the Company has commenced a series of clinical utility studies that will provide further evidence to support the product’s value proposition and clinical benefits.

The first two of three clinical trials planned commenced in Q4 FY16 with completion expected before the end of H1 FY17. A further longer-term retrospective in design clinical trial that will assess the impact of the test on MRI screening rates is expected to commence in H1 FY17. Combined, these three studies are designed to inform the medical community of the measureable improvement in health outcomes associated with BREVAGenplus® testing.

Legal matters

There are no legal matters of a material nature or amount affecting the Company as at the date of this Report.

Earnings / (loss) per share	2016	2015
Basic earnings / (loss) per share (cents per share)	(0.49)	(0.82)
Diluted earnings / (loss) per share (cents per share)	(0.49)	(0.82)

Material business risks

The Group operates in the biotechnology sector.  Any investment in this sector is considered to be high risk in nature.  The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the U.S.); and potential litigation, all of which are largely outside the control of the Company’s Board and Management.  Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include:

Financial risk - With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence.  As at 30 June 2016, the Company had accumulated losses of $109,444,248 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain.  The Company currently does not generate sufficient revenue to cover its operating expenses.  There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

Competition - with respect to BREVAGenplus®, the Company’s lead breast cancer risk test, the Company is currently subject to limited competition from biotechnology and diagnostic companies, academic and research institutions and government or other publicly-funded agencies.  However, many potential competitors, which include private and public sector enterprises in Australia, the U.S. and elsewhere, have greater experience in the areas of finance, research and development, marketing, sales, distribution, technical and regulatory matters than the Company does.  However, the Company maintains an extensive patent portfolio which does provide some protection for the BREVAGenplus® test.

OPERATING AND FINANCIAL REVIEW (cont.)

Material business risks (cont.)

Intellectual property (“IP”) risks - the Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to genetic technologies.  While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others.  Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies.  Further, patents may not provide meaningful protection from competitors.  The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights.  These suits may be costly and would divert funds and resources from the Company and cause a distraction to Management.

Professional liability risks - by the very nature of its operations, the Company’s business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests.  In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity.  Litigation of such claims could be costly.  Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks.

Government regulation — in addition to general regulation and laws applicable to all businesses, the Company is subject to accreditation regulation and legislation relating to genetic research and testing.  From time to time, federal, state and/or local governments adopt or change regulations relating to the conduct of genetic research and genetic testing.  In future, such regulations could limit or restrict the Company’s genetic research activities as well as genetic testing for research or clinical purposes.  Regulations restricting genetic testing could adversely affect the Company’s ability to market and sell its products and services.  Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition.

Ethical issues - public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of, genetic testing.  In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure.  Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company’s services, which could adversely affect its revenues.  Further, the patents it holds over uses of “non-coding” DNA have broad scope and have also been the subject of much debate and some criticism in the media.  Potential licensees could take legal action to seek the amendment, re-examination, revocation or invalidation of these patents, something which has happened previously on several occasions, though the Company has prevailed in all such cases.

BREVAGenTM - since the launch of the Company’s BREVAGenTM test in June 2011, a number of potential commercial risks have been identified.  The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales.  Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort.  The establishment of a US company, such as the Company’s subsidiary Phenogen Sciences Inc., requires staffing with qualified and experienced salespeople who require time to establish customer contacts and convert sales.  Invariably, some new employees are not able to adapt to the new sales environment and may need to be replaced, potentially hampering growth.  Even though the Company’s laboratory has now been CLIA certified, U.S. government health care programs could potentially restrict its ability to offer the test in the U.S., thereby restricting the available market.  The US healthcare reimbursement system with which the Company interacts is complex, involving a series of independent insurers and other third parties involved to assist with credentialing and the administration of the payment processes.  Establishing benchmarks with insurers is a time consuming process which could delay the receipt of initial payments until such time as “rules” with each provider can be established. The introduction of the Affordable Care Act in 2014 has created additional people with insurance coverage but has resulted in many people selecting policies with higher deductibles. This could reduce the reimbursement amount from insurers, place more cost onto the patient and thus negatively impact the willingness of patients to agree to take the BREVAGenTM test. The launch of BREVAGenplus® (expanded SNP panel applicable to African-American and Hispanic ethnicities as well as Caucasian) in October 2014, brings additional risks with the costs of development, public relations and marketing communications adding to overhead costs. There is a risk that the forecasted increase in uptake for BREVAGenplus® does not occur to offset the cost of this product introduction.

OPERATING AND FINANCIAL REVIEW (cont.)

Risk management

In respect of the above risks, the Group takes a proactive approach to risk management.  The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group’s objectives and activities are aligned with those risks and opportunities.  The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk.  The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.

The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor.

SHARE OPTIONS

Unissued shares under option

As at the date of this Report, there were 53,852,778 unissued ordinary shares in the Company under option.  During the year ended 30 June 2016, a total of 33,736,111 options to acquire ordinary shares in the Company were granted.  All options were granted at nil cost.  Refer Note 23 to the attached financial statements for details regarding the outstanding options.

Shares issued as a result of the exercise of options

During the 2016 financial year no shares were issued as a result of the exercise of options.  No options have been exercised since the end of the financial year.  During the 2016 financial year, a total of 4,125,000 options that had been issued to employees lapsed due to forfeiture.  Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001.  The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium.  The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.

REMUNERATION REPORT

Introduction

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the “Company”) and its subsidiaries (collectively, the “Group”) in accordance with the requirements of the Corporations Act 2001 and its Regulations.  For the purposes of this Report, Key Management Personnel (“KMP”) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes executives in the Group who meet the criteria, as set out below, receiving the highest remuneration.

For the purposes of this Report, the term “Executive” encompasses the Group’s Chief Executive Officer, Chief Financial Officer, Scientific Director, Quality and Business Operations Director, Vice President Sales & Marketing and Senior Medical Director.  For details regarding changes to Key Management Personnel during the period from 1 July 2015 to the date of this Report, please refer to the notes at the foot of the Remuneration Table.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr Malcolm R. Brandon (Non-Executive Chairman)	Mr Kevin Fischer (Chief Financial Officer)
Mr Eutillio Buccilli (Executive Director & Chief Executive Officer)	Ms Diana Newport (Quality and Business Operations Director)
Mr Grahame Leonard AM (Non-Executive)	Dr Richard Allman (Scientific Director)
Dr Lindsay Wakefield (Non-Executive)	Mr Chris Saunders (Vice President Sales & Marketing, Phenogen Sciences Inc.)
Dr Paul Kasian (Non-Executive)	Dr Susan Gross (Senior Medical Director, Phenogen Sciences Inc.)

Remuneration Committee

The remuneration committee is made up of a majority of independent non-executive directors. The Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team.

As at the date of this report, the composition of the Remuneration Committee is:

Dr Lindsay Wakefield — Chairman of the Committee

Dr Paul Kasian

Mr Eutillio Buccilli

As an executive, Mr Buccilli does not take part in deliberations pertaining to his own remuneration.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team.

Remuneration strategy

The performance of the Company depends upon the quality of its Directors and Executives.  To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

To this end, the Company embodies the following principles in its remuneration framework:

•             provide competitive rewards to attract high calibre Executives;

•             wherever possible, link Executive rewards to the creation of shareholder value;

•             ensure that a portion of an Executive’s remuneration is “at risk”; and

•             establish appropriate, demanding performance hurdles for variable Executive remuneration.

The remuneration strategy is recommended by the Remuneration Committee and approved by the Board.

REMUNERATION REPORT (cont.)

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct.

The key performance indicators applicable for all Executives are quantifiable and the methods of measurement are defined.  Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives.  In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company’s Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders.  An amount not exceeding the amount determined is then divided between the Directors as agreed.  The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company.  No additional fees are paid to any Director for serving on a sub-committee of the Board, hence all fees disclosed on page 16 are base fees by nature.

Executive remuneration

Objective

The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to:

•             reward Executives for Group and individual performance against targets set by reference to suitable benchmarks;

•             align the interests of Executives with those of the shareholders; and

•             ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators (“KPIs”), as described below under the heading of Variable remuneration), and a long-term option component.

Fixed remuneration

Objective

The Remuneration Committee oversees the setting of fixed remuneration on an annual basis.  The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.  The members of the Committee have access to external advice independent of Management.

REMUNERATION REPORT (cont.)

Fixed remuneration (cont.)

Structure

Fixed remuneration consists of some or all of the following components:

•             base salary;

•             non-monetary benefits which can include a motor vehicle allowance, etc.; and

•             superannuation benefits, which includes employer contributions.

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits.  It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group.  Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee.

All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution.  An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data.  Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases.  Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments.

Variable remuneration

Objective

The objective of variable remuneration is to:

•             align the interests of Executives with those of shareholders;

•             link Executive rewards to the achievement of strategic goals and performance of the Company; and

•             ensure that the total remuneration paid by the Company is competitive by market standards.

Short Term Incentive (“STI”)

STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year.  STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual.  Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year.  Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year.  The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle.

Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2016 include, amongst other things, the achievement of:

•             achieving or exceeding revenue targets;

•             achieving targets for cost reduction or efficiency gains;

•             contributing to business growth and expansion; and

•             performance or the delivery of results which exceed agreed targets.

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value.  Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

Achievement of an individual’s targets or objectives is documented and assessed by both the individual and his or her direct manager.  The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review.  Each objective is then rated on an achievement scale.  Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating.  The Board conducts this process in the case of the CEO.

Long Term Incentive (“LTI”)

The objective of the Group’s LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth.  As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group’s long term profitability.  There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives.  Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company’s Employee Option Plan.  Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan.  The remuneration value of these grants varies and is determined with reference to the nature of the individual’s role, as well as his or her individual potential and specific performance.

The options are granted at no cost, have an approximate life of 4.5 years and vest;

•                  when the 3 month volume weighted average price (VWAP) at which the shares of the Company must be trading on the ASX reach agreed on values, or

•                  in three equal tranches after 12, 24 and 36 months from the date on which they are granted.

During the year ended 30 June 2016, a net share-based payments expense/ (credit) of $50,239 (2015: $26,536) was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised.  The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death.  In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2016	2015	2014	2013	2012
	$	$	$	$	$
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	(8,458,965)	(8,810,170)	(10,125,197)	(9,298,367)	(5,287,523)
Basic earnings per share (cents)	(0.49)	(0.82)	(1.76)	(1.97)	(1.15)
Increase/(decrease) in share price	(32.1)%	(22.2)%	(62.1)%	(20.8)%	(42.9)%
Total Key Management Personnel (KMP)incentives (being STI and LTI) as a percentage of profit/(loss) for the year	(2.36)%	(1.30)%	(0.90)%	(1.36)%	(2.16)%

REMUNERATION REPORT (cont.)

Variable remuneration (cont.)

Relative proportion of fixed vs variable remuneration expense

	Fixed remuneration		At risk — STI		At risk — LTI *
	2016	2015	2016	2015	2016	2015
Executive director
Eutillio Buccilli	76%	77%	18%	23%	6%	—

Other KMP of the group
Luisa Ashdown	100%	98%	—	—	—	2%
Diana Newport	99%	90%	—	10%	1%	—
Dr Richard Allman	93%	92%	6%	8%	1%	—
Brian Manuel	100%	100%	—	—	—	—
Alison Mew	—	84%	—	16%	—	—
Mark J. Ostrowski	—	100%	—	—	—		**
Kevin Fischer	83%	—	11%	—	6%	—
Chris Saunders	81%	—	15%	—	4%	—
Susan Gross***	100%	—	—	—	—	—

* Since the long-term incentives are provided exclusively by way of options, the percentages disclosed also reflect the value of remuneration consisting of options, based on the value of options expensed during the year. Where applicable, the expenses include negative amounts for expenses reversed during the year due to a failure to satisfy the vesting conditions.

** Percentage not disclosed as the total amount of STI and/or LTI remuneration expense was negative for the relevant period.

*** Employment is by way of a consulting agreement. Remuneration is by way of a fixed monthly consultancy fee for service provided on a part time basis.

Employment contracts

The Chief Executive Officer, Mr Eutillio Buccilli, is employed under an ongoing contract dated 25 February 2015 which has the following key terms and conditions:

•             Base salary of $307,500 plus statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;

•             STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time.

•             Notice period of three months; and

•             The contract may be terminated at any time without notice if serious misconduct has occurred.  Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination.  In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report are:

•             the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;

•             the Executive may resign from his / her position and terminate the contract by giving up to three months written notice;

•             the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and

•             the Company may terminate the contract without notice in the event of serious misconduct.  In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

REMUNERATION REPORT (cont.)

Employment contracts (cont.)

There are no employment contracts in place with any Non-Executive Director of the Company.

Remuneration of Key Management Personnel (“KMP”)

Name and title of		Short-term		Post-employment	Other long-	Share-based
Non-Executive Directors	Year	Salary/fees	Other	Superannuation*	term benefits	Options	Totals
		$	$	$	$	$	$
Dr Malcolm R. Brandon	2016	89,303	—	8,484	—	—	97,787
Non-Executive Chairman	2015	87,125	—	8,277	—	—	95,402
Grahame Leonard AM	2016	54,967	—	5,222	—	—	60,189
	2015	53,626	—	5,094	—	—	58,720
Dr Paul Kasian	2016	54,967	—	5,222	—	—	60,189
	2015	53,626	—	5,094	—	—	58,720
Dr Lindsay Wakefield (1)	2016	54,967	—	5,222	—	—	60,189
	2015	41,251	—	3,919	—	—	45,170
David Carter (2)	2016	—	—	—	—	—	—
	2015	18,907	—	1,796	—	—	20,703
Dr Mervyn Cass (3)	2016	—	—	—	—	—	—
	2015	22,344	—	2,123	—	—	24,467
Prof Ian McKenzie (3)	2016	—	—	—	—	—	—
	2015	21,554	—	2,048	—	—	23,602
Totals	2016	254,204	—	24,150	—	—	278,354
	2015	298,433	—	28,351	—	—	326,784

Notes pertaining to changes during the year:

(1)                   Appointed to the Board in September 2014.

(2)                   Appointed to the Board in September 2014 subsequently ceased to be a Director in January 2015.

(3)                   Resigned from the Board effective November 2014.

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel (“KMP”) (cont.)

Name and title of		Short-term		Post- employment	Other long-term	Share- based	Termination
Executives	Year	Salary/fees	Other	Superannuation*	benefits**	Options ***	benefits	Totals
		$	$	$	$		$	$
Eutillio Buccilli (4)	2016	307,500	83,800	32,062	15,519	26,623	—	465,504
Executive Director & Chief Executive Officer	2015	238,090	80,000	27,369	8,085	—	—	353,544
Luisa Ashdown (5)	2016	6,856	—	2,964	(16,980)	—	53,795	46,635
Director, Licensing & IP	2015	163,947	—	15,575	(20,672)	2,927	—	161,777
Diana Newport	2016	103,343	—	11,242	(298)	1,373	—	115,660
Quality & Ops. Director	2015	154,350	20,000	16,088	2,793	—	—	193,231
Dr Richard Allman (6)	2016	158,875	11,900	16,518	8,317	2,747	—	198,357
Scientific Director	2015	145,965	15,812	15,084	19,908	—	—	196,769
Brian Manuel (7)	2016	66,667	—	6,333	4,263	—	—	77,263
Chief Financial Officer	2015	8,333	—	792	737	—	—	9,862
Alison J. Mew (8)	2016	—	—	—	—	—	—	—
Ex-Chief Executive Officer	2015	137,164	25,000	15,401	(20,757)	—	—	156,808
Mark J. Ostrowski (9)	2016	—	—	—	—	—	—	—
Ex-US Senior VP Sales and Marketing	2015	170,631	—	—	1,052	(28,886)	—	142,797
Kevin Fischer (10)	2016	113,808	16,700	10,812	5,454	9,351	—	156,125
Chief Financial Officer	2015	—	—	—	—	—	—	—
Chris Saunders (11)	2016	183,760	37,629	—	12,277	9,351	—	243,017
US-VP Sales & Marketing	2015	—	—	—	—	—	—	—
Susan Gross (12)	2016	5,944	—	—	—	—	—	5,944
US-Senior Medical Director	2015	—	—	—	—	—	—	—
Sub-totals for Executives	2016	946,753	150,029	79,931	28,552	49,445	53,795	1,308,505
	2015	1,018,480	140,812	90,309	(8,854)	(25,959)	—	1,214,788
Total remuneration of Key Management Personnel	2016	1,200,957	150,029	104,081	28,552	49,445	53,795	1,586,859
	2015	1,316,913	140,812	118,660	(8,854)	(25,959)	—	1,541,572

Notes pertaining to changes during the year:

(4)                   Mr Buccilli was appointed to the Chief Executive Officer role in February 2015 prior to which he was the Chief Financial Officer.  “Other” includes a bonus paid or payable in the amount of $83,800 at the discretion of the Board.

(5)                   Ms Ashdown ceased to be an executive with effect from July 2015.

REMUNERATION REPORT (cont.)

Remuneration of Key Management Personnel (“KMP”) (cont.)

(6)                   “Other” includes a bonus paid or payable to Dr Allman in the amount of $11,900 at the discretion of the Board.

(7)                   Mr Manuel held the role of Chief Financial Officer until his resignation in October 2015.

(8)                   Ms Mew held the role of Chief Executive Officer until her resignation in December 2014.

(9)                   Mr Ostrowski held the role of US Senior Vice President Sales and Marketing until his resignation in January 2015.

(10)            Mr Fischer was appointed to role of Chief Financial Officer in November 2015. “Other” includes a bonus payable in the amount of $ 16,700 at the discretion of the board.

(11)            Mr Saunders was appointed to the role of Vice President Sales & Marketing in November 2015. “Other” includes a bonus payable in the amount of $ 37,629 at the discretion of the board.

(12)            Dr Gross was engaged under a consulting agreement to perform the role of Senior Medical Director for Phenogen Sciences Inc (USA) in June 2016. Remuneration is by way of a fixed monthly consultancy fee for service provided on a part time basis.

Referencing the previous two tables:

*     Post-employment benefits as per Corporations Regulation 2M.3.03(1) Item 7

**   Other long-term benefits as per Corporations Regulation 2M.3.03(1) Item 8

*** Equity settled share-based payments as per Corporations Regulation 2M.3.03(1) Item 11

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report.  No other employees of the Company meet the definition of “Key Management Personnel” as defined in IAS 24 / (AASB 124) Related Party Disclosures, or “senior manager” as defined in the Corporations Act 2001.

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2016

Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2016 are set out below. As at 30 June 2016, there were 5 executives and 5 employees who held options that had been granted under the Company’s respective option plans.

Options Exercised

No options granted as equity compensation benefits to Executives were exercised during the year.

Options Granted

During the 2016 financial year 31,736,111 options were granted as equity compensation benefits to Executives.

	Options	Exercise	Fair value	Final
Name of Executive	Granted	price	per option	vesting date
Eutillio Buccilli (1)	8,328,125	$0.02	$0.0161	24 Nov 2020
	3,131,944	$002	$0.0139	24 Nov 2020
	2,776,042	$002	$0.0100	24 Nov 2020
Dr. Richard Allman (2)	2,925,000	$0.02	$0.0112	31 Mar 2021
	1,100,000	$0.02	$0.0094	31 Mar 2021
	975,000	$0.02	$0.0065	31 Mar 2021
Diana Newport (3)	1,462,500	$0.02	$0.0112	31 Mar 2021
	550,000	$0.02	$0.0094	31 Mar 2021
	487,500	$0.02	$0.0065	31 Mar 2021
Kevin Fischer (4)	2,925,000	$0.02	$0.0161	24 Nov 2020
	1,100,000	$0.02	$0.0139	24 Nov 2020
	975,000	$0.02	$0.0100	24 Nov 2020
Chris Saunders (5)	2,925,000	$0.02	$0.0161	24 Nov 2020
	1,100,000	$0.02	$0.0139	24 Nov 2020
	975,000	$0.02	$0.0100	24 Nov 2020
Totals	31,736,111

REMUNERATION REPORT (cont.)

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2016 (cont.)

(1)         Total of 14,236,111 options granted in November 2015 vesting in 3 tranches

(2)         Total of 5,000,000 options Granted in March 2016 vesting in 3 tranches

(3)         Total of 2,500,000 options Granted in March 2016 vesting in 3 tranches

(4)         Total of 5,000,000 options Granted in November 2015 vesting in 3 tranches

(5)         Total of 5,000,000 options Granted in November 2015 vesting in 3 tranches

The options granted to Executives during 2016 are exercisable at any time after the date on which the Option meets its vesting conditions, namely the 3 month volume weighted average price (VWAP) of shares as traded on the ASX as follows (subject to any adjustments in the vesting conditions as contained in the option terms):

Tranche Number	Vesting Condition — VWAP Price
1	$0.05
2	$0.10
3	$0.20

Fair values at grant date have been determined independently using a Monte Carlo Simulation method that takes into account the exercise price, the VWAP hurdle (preceding 3 month price), the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Options Forfeited

During the 2016 financial year 1,500,000 options previously granted as equity compensation benefits to Executives were forfeited. These options were forfeited due to resignation.

	Number	Fair value	Final
Name of Executive	forfeited	per option	vesting date
Luisa Ashdown (6)	(500,000)	$0.1010	31 March 2016
	(1,000,000)	$0.1053	31 July 2016
Totals	(1,500,000)

(6)         Granted in April & September 2011 respectively

The options that were forfeited during the year were issued under the Employee Share plan and vested in three equal tranches after 12 months, 24 months and 36 months from the date of grant, respectively.  Fair values of these options at grant date were independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2015

During the 2015 financial year 2,500,000 options were granted as equity compensation benefits to Executives, all of which were subsequently forfeited due to resignation.

REMUNERATION REPORT (cont.)

Option holdings of Key Management Personnel

30 June 2016

						Vesting as at year end		Financial year in which		Fair Value yet
Name of option	Opening	Number of options			Closing		Not	options		to vest
holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest		$
Executive
Eutillio Buccilli	—	14,236,111	—	—	14,236,111	—	14,236,111		*	205,377
Luisa Ashdown	1,000,000	—	—	(1,000,000)	—	—	—	—		—
Luisa Ashdown	500,000	—	—	(500,000)	—	—	—	—		—
Diana Newport	—	2,500,000	—	—	2,500,000	—	2,500,000		*	24,719
Richard Allman	—	5,000,000	—	—	5,000,000	—	5,000,000		*	49,438
Kevin Fischer	—	5,000,000	—	—	5,000,000	—	5,000,000		*	72,133
Chris Saunders	—	5,000,000	—	—	5,000,000	—	5,000,000		*	72,133
Totals	1,500,000	31,736,111	—	(1,500,000)	31,736,111	—	31,736,111			423,800

* Options vest and are exercisable at any time after the date on which they meet the vesting conditions as described above

Option holdings of Key Management Personnel 30 June 2015

						Vesting as at year end		Financial year in which	Fair Value yet
Name of option	Opening	Number of options			Closing		Not	options	to vest
holder	balance	Granted	Exercised	Lapsed	balance	Exercisable	exercisable	vest	$
Executive
Mark J. Ostrowski **	2,400,000	—	—	(2,400,000)	—	—	—	—	—
Mark J. Ostrowski	—	2,500,000	—	(2,500,000)	—	—	—	—	—
Luisa Ashdown	1,000,000	—	—	—	1,000,000	1,000,000	—	2015	—
Luisa Ashdown	500,000	—	—	—	500,000	500,000	—	2014	—
Totals	3,900,000	2,500,000	—	(4,900,000)	1,500,000	1,500,000	—		—

** Mr Ostrowski held the role of KMP until his resignation in January 15

Shareholdings of Key Management Personnel

30 June 2016

Shares held in Genetic	Opening	Number of shares		Acquired on exercise of	Closing
Technologies Limited	balance	Bought	Sold	convertible notes	balance
Director
Dr Malcolm Brandon	—	—	—	—	—
Mr Eutillio Buccilli	—	—	—	—	—
Mr Grahame Leonard AM	2,000,000	4,000,000	—	—	6,000,000
Dr Paul Kasian	256,410	—	—	—	256,410
Dr Lindsay Wakefield	15,325,263		—	—	15,325,263
Executive
Brian Manuel(1)	—	—	—	—	—
Dr. Richard Allman	—	—	—	—	—
Diana Newport	—	—	—	—	—
Luisa Ashdown(2)	12,500	—	—	—	12,500
Kevin Fischer	—	—	—	—	—
Chris Saunders	—	—	—	—	—
Totals	17,594,173	4,000,000	—	—	21,594,173

(1)         Mr Manuel was a KMP from the start of the year to October 2015.

(2)         Ms Ashdown was a KMP from the start of the year to July 2015

There were no loans to/from Key Management Personnel during the financial years ending 2016 and 2015.

End of Remuneration Report

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company’s auditor, as reproduced immediately following the Directors’ Declaration on page 64 of the Financial Report.

Non-audit services

During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services:

	Consolidated
	2016	2015
	$	$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit (1)	334,560	558,360
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	5,868	2,539
Total remuneration in respect of audit services	340,428	560,899

(1) Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters

ENVIRONMENTAL REGULATION

The Company is not aware of any breaches of any environmental regulation during the 2016 financial year.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/ Director’s reports) Instrument 2016/191, issued by the Australian and Securities and Investments Commission, relating to the “rounding off” of amounts in the Directors’ Report.  Amounts in the Directors’ Report have been rounded off in accordance with that Class order to the nearest dollar.

PROCEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001.

DIRECTORS’ MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors’ meetings		Audit Committee meetings		Remuneration Committee meetings
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	12	13	—	—	—	—
Mr Eutillio Buccilli	12	13	—	—	2	2
Mr Grahame Leonard A.M.	12	13	4	4	—	—
Dr Paul Kasian	13	13	4	4	2	2
Dr Lindsay Wakefield	12	13	4	4	2	2

Sub-committee membership

As at the date of this Report, the composition of the Sub-Committees are:

Audit Committee:	Mr Grahame Leonard AM — Chairman of the Committee
Dr Paul Kasian
Dr Lindsay Wakefield

Remuneration Committee:	Dr Lindsay Wakefield — Chairman of the Committee
Dr Paul Kasian
Mr Eutillio Buccilli

Signed in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON

Chairman

Melbourne, 29 August 2016

CORPORATE GOVERNANCE STATEMENT

Genetic Technologies Limited (the “Company”) and its Board are committed to achieving the leading standards of corporate governance.

Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council.  The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly.  The Company endeavours to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders.

While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders.

ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located.

The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices may be found via the following link on the Company’s website:

http://www.gtgcorporate.com/investor-centre/corporate-governance

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/ (LOSS)

For the year ended 30 June 2016

		Consolidated
	Notes	2016	2015
		$	$
Revenue from operations — genetic testing services		824,586	2,011,918
Less: cost of sales	4	(743,060)	(891,243)
Gross profit from operations — genetic testing services		81,526	1,120,675
Other revenue	5	300,548	1,027,151
Other income	6	492,037	370,557
Gain on disposal of business	7	—	1,396,798
Selling and marketing expenses		(3,186,497)	(4,504,299)
General and administrative expenses		(3,429,357)	(4,222,988)
Licensing, patent and legal costs		(103,581)	(435,418)
Laboratory and research and development costs		(2,584,752)	(2,851,665)
Finance costs		(28,889)	(264,694)
Fair value gain/(loss) on financial liabilities at fair value through profit/loss		—	349,246
Fair value loss on ImmunAid option fee		—	(795,533)
Loss from operations before income tax expense		(8,458,965)	(8,810,170)
Income tax expense	9	—	—
Loss for the year		(8,458,965)	(8,810,170)

Other comprehensive profit
Items that may be reclassified to profit or loss
Exchange gains on translation of controlled foreign operations		1,307,219	414,005
Other comprehensive profit for the year, net of tax		1,307,219	414,005
Total comprehensive loss for the year		(7,151,746)	(8,396,165)

Loss for the year is attributable to:
Owners of Genetic Technologies Limited		(8,458,965)	(8,810,170)
Total loss for the year		(8,458,965)	(8,810,170)

Total comprehensive loss for the year is attributable to:
Owners of Genetic Technologies Limited		(7,151,746)	(8,396,165)
Total comprehensive loss for the year		(7,151,746)	(8,396,165)

Loss per share attributable to owners of the Company and from operations:
Basic loss per share (cents per share)	10	(0.49)	(0.82)
Diluted loss per share (cents per share)	10	(0.49)	(0.82)

The above consolidated statement of comprehensive income/ (loss) should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

As at 30 June 2016

		Consolidated
	Notes	2016	2015
		$	$
ASSETS
Current assets
Cash and cash equivalents	11	11,179,687	18,341,357
Trade and other receivables	12	630,773	714,951
Prepayments and other assets	13	320,610	509,788
Total current assets		12,131,070	19,566,096

Non-current assets
Property, plant and equipment	14	550,139	417,595
Intangible assets	15	608,477	736,041
Total non-current assets		1,158,616	1,153,636
Total assets		13,289,686	20,719,732

LIABILITIES
Current liabilities
Trade and other payables	16	837,983	1,180,256
Financial liabilities at fair value through profit or loss	19	—	25,000
Provisions	17	494,206	529,907
Total current liabilities		1,332,189	1,735,163

Non-current liabilities
Provisions	17	74,308	25,321
Total non-current liabilities		74,308	25,321
Total liabilities		1,406,497	1,760,484
Net assets		11,883,189	18,959,248

EQUITY
Contributed equity	20	115,272,576	115,247,128
Reserves	21	6,054,861	4,697,403
Accumulated losses	22	(109,444,248)	(100,985,283)
Total equity		11,883,189	18,959,248

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended 30 June 2016

		Consolidated
	Notes	2016	2015
		$	$
Cash flows from / (used in) operating activities
Receipts from customers		1,482,970	2,855,599
Payments to suppliers and employees		(9,276,907)	(12,583,957)
Interest received		67,099	39,951
Interest and finance charges paid		—	(3,121)
Net cash flows used in operating activities	11	(7,726,838)	(9,691,528)

Cash flows (used in)/from investing activities
Proceeds from the sale of plant and equipment		7,131	57,119
Purchases of plant and equipment		(303,462)	(192,592)
Proceeds from the sale of business		—	2,100,895
Net cash flows (used in)/ from investing activities		(296,331)	1,965,422

Cash flows (used in)/ from financing activities
Proceeds from the issue of shares		—	23,289,927
Equity transaction costs		(1,654)	(2,572,664)
Proceeds from borrowings		—	2,150,000
Net cash flows (used in)/ from financing activities		(1,654)	22,867,263

Net (decrease)/ increase in cash and cash equivalents		(8,024,823)	15,141,157
Cash and cash equivalents at beginning of year		18,341,357	2,831,085
Net foreign exchange difference		863,153	369,115
Cash and cash equivalents at end of year	11	11,179,687	18,341,357

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 30 June 2016

Consolidated	Contributed equity	Reserves	Accumulated losses	Total Equity
	$	$	$	$
Balance at 30 June 2014	90,080,492	3,922,140	(92,175,113)	1,827,519
Loss for the year	—	—	(8,810,170)	(8,810,170
Other comprehensive profit	—	414,005	—	414,005
Total comprehensive income / loss	—	414,005	(8,810,170)	(8,396,165)

Transactions with owners in their capacity as owners
Contributions of equity (net of transaction costs)	20,659,527	—	—	20,659,527
Value of shares issued on conversion of convertible notes	4,507,109	—	—	4,507,109
Share-based payments	—	303,522	—	303,522
Transaction costs on placement of shares	—	57,736	—	57,736
	25,166,636	361,258	—	25.527,894
Balance at 30 June 2015	115,247,128	4,697,403	(100,985,283)	18,959,248

Loss for the year	—	—	(8,458,965)	(8,458,965)
Other comprehensive profit	—	1,307,219	—	1,307,219
Total comprehensive loss	—	1,307,219	(8,458,965)	(7,151,746)

Transactions with owners in their capacity as owners
Value of shares issued on conversion of convertible notes	25,448	—	—	25,448
Share-based payments	—	50,239	—	50,239
	25,448	50,239	—	75,687
Balance at 30 June 2016	115,272,576	6,054,861	(109,444,248)	11,883,189

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 30 June 2016

1.                  CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the “Company”) for the year ended 30 June 2016 was authorised for issue in accordance with a resolution of the Directors dated 29 August 2016.  Genetic Technologies Limited is incorporated in Australia and is a company limited by shares.  The Directors have the power to amend and reissue the financial statements.

The Company’s ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)             Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires Management to exercise its judgement in the process of applying the Group’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

Going concern

For the year ending 30 June 2016, the Group incurred a total comprehensive loss of $7,151,746 (2015: $8,396,165) and net cash outflow from operations of $7,726,838 (2015: $9,691,528). As at 30 June 2016 the Company held total cash and cash equivalents of $11,179,687.

During the 2017 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research & development and sales & marketing activities in support of BREVAGenplus® in the U.S. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of the planned equity raising.

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional funds via the issuance of new equity, there is a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.  However, the Directors believe that the Company will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company not be able to continue as a going concern.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(a)             Basis of preparation (cont.)

Going Concern (cont.)

As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board (“PCAOB”) standards.  References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

(b)             New accounting standards and interpretations

(i)                 Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The group has not applied any new standards or amendments for the first time for their annual reporting period commencing 1 July 2015.

(ii)             Standards and Interpretations in issue but not yet adopted

In respect of the year ended 30 June 2016, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements.  There has been no effect on the profit and loss or the financial position of the Group.  Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2016 reporting periods.

The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

Title of Standard	Summary and impact on Group’s financial statements	Application date of the standard	Application date for Group for financial year ending
AASB 9 Financial Instruments

AASB 9 Financial Instruments replaces AASB 139 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged.

AASB 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model.

The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 9.

		1 January 2018	30 June 2019

AASB 15 Revenue from Contracts with Customers

AASB 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows:

1.              identify contracts with customers

2.              identify the separate performance obligations

3.              determine the transaction price of the contract

4.              allocate the transaction price to each of the separate performance obligations, and

5.              recognise the revenue as each performance obligation is satisfied.

		1 January 2018	30 June 2019

Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. The Group is assessing the impact of the new standard on its revenue recognition policy.

AASB 16 Leases

AASB 16 will primarily affect the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating & financing leases and requires recognition of an asset (the right to use the leased item) and financial liability to pay rentals for almost all of the lease contracts. The accounting by lessors, however, will not significantly change

The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 16

	1 January 2019	30 June 2020

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(c)              Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the “Company” or “Parent Entity”) as at 30 June 2016 and the results of all subsidiaries for the year then ended.  Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the “Group” or the “Consolidated Entity”.

Subsidiaries are all entities (including structured entities) over which the group has control.  The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Group.  They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains / losses on transactions between Group companies are eliminated.  Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.  Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group’s policies.  Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

(d)             Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(e)              Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited.  Loans to subsidiaries are written down to their recoverable value as at balance date.

(f)               Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD).  Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction.  Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to the statement of comprehensive income.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(f)               Foreign currency translation (cont.)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined.  The functional currencies of the Company’s three overseas subsidiaries are as follows:

GeneType AG — Swiss francs (CHF)

GeneType Corporation — United States dollars (USD)

Phenogen Sciences Inc. — United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions.  The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity.  On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

(g)             Earnings per share (“EPS”)

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.  Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(h)             Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured.  Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax.  The following recognition criteria must also be met before revenue is recognised:

Genetic testing revenues

The Company operates facilities which provide genetic testing services.  The Company recognises revenue from the provision of these services when the services have been completed.

License fees, royalties and annuities received

The Company licenses the use of its patented genetic technologies.  License fee income is recorded either upfront where the Group has no future obligations or over the license term where the Group has future obligations based on the execution of a binding agreement.  The Group does not grant refunds to its customers.  Royalties and annuities arising from the above licenses are recognised when earned in accordance with the substance of the agreement, in cases where no future performance is required by the Company and collection is reasonably assured.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.

Research and development tax incentive

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group’s activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)                Share-based payment transactions

The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity.  The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis.  The total amount to be expensed is determined by reference to the fair value of the options granted;

•                  including any market performance conditions (e.g. the entities share price)

•                  excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period)

The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest.  This opinion is formed based on the best information available at balance date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification.  Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.  The Company’s policy is to treat the options of terminated employees as forfeitures.

(j)                Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company’s subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.  Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.  Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.  Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.  Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.  Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity.  In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(j)                Income tax (cont.)

Tax consolidation legislation

Genetic Technologies Limited (“GTG”) and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation.  The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts.  These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets / liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group.  Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group.  Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(k)             Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included.  The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.  Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from / payable to the taxation authority, are classified as operating cash flows.

(l)                Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries.  Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax.  In such cases, revenues are recorded net of any withholding tax deducted.

(m)         Finance costs

Finance costs are recognised using the effective interest rate method.

(n)             Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less.  For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above.  Cash at bank earns interest at floating rates based on daily bank deposit rates.  Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o)             Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.  An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired.  Such evidence includes an assessment of the debtor’s ability and willingness to pay the amount due.  The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

(p)             Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value.  Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges.  Costs are assigned on the basis of weighted average cost.

(q)             Performance bonds and deposits

Performance bonds and deposits include cash deposits held as security for the performance of certain contractual obligations.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(r)              Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value.  Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows:

Laboratory equipment — 3 to 5 years

Computer equipment — 3 years

Office equipment — 3 to 5 years

Leasehold improvements — lease term, being between 1 and 3 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred.  The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

(s)               Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years.  External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research activities are expensed as incurred.  An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.  To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(t)                Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, the Group makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value-in-use cannot be estimated to be close to its fair value.  In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If so, the carrying amount of the asset is increased to its recoverable amount.  The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase.  After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont)

(u)             Leases and hire purchase agreements

Finance leases and hire purchase agreements, which transfer to the Group substantially all the risks and benefits incidental to ownership of the financed item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.

Lease and hire purchase payments are apportioned between finance charges and a reduction of the associated liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.  Capitalised leased assets and assets under hire purchase are depreciated over the shorter of the estimated useful life of the asset or the term of the agreement.  Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases.  Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term.

(v)             Employee benefits

(i) Short-term obligations

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date.  These benefits include wages and salaries, annual leave and long service leave.  Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.  Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service.  They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Retirement benefit obligations

The Group does not have any defined benefit funds.  Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.  Statutory contributions are legally enforceable in Australia.

(w)           Provisions

Provisions for legal claims, service claims and make good obligations are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.  Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.  The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

2.                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(x)             Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.  Trade payables and other payables generally have terms of between 30 and 60 days.

(y)             Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company.  Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received.  The Company has a share-based payment option plan under which options to subscribe for the Company’s shares have been granted to certain executives and other employees.

(z)              Financial assets and liabilities

During the year ended 30 June 2015, the Group acquired both a financial asset and liability at fair value through profit or loss.  Financial assets and liabilities at fair value through profit or loss are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured to their fair value and at the end of each reporting period.  The accounting for subsequent changes in fair value is recognised in profit or loss.

(aa)      Business combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.  All costs relating to acquisitions are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

3.                  CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events.  The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Impairment of intangible assets

The Group determines whether intangible assets are impaired on at least an annual basis, in accordance with the accounting policies stated in Note 2(s).  This process requires an estimation to be made of the recoverable amount of the cash-generating units to which the respective assets are allocated.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted.  Management determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model.

Useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as lease terms (for leased equipment) and patent terms (for patents).  In addition, the condition of the assets is assessed at least annually and considered against the remaining useful life and adjustments to useful lives are made when considered necessary.

Revenue from the sale of BREVAGen tests

In accordance with revenue recognition principles, the Group recognises the revenue from the sale of BREVAGenTM and BREVAGenplus® test on an accruals basis. This requires the Group to estimate the amount of revenue expected to be received based on the historical data of amounts received from tests sold since the launch of BREVAGenTM and BREVAGenplus®. The accrual estimate may be impacted by the recoverability of the amounts via the U.S. healthcare reimbursement system.

4.                  COST OF SALES

	Consolidated
	2016	2015
	$	$
Inventories used	159,256	462,908
Direct labour costs	199,114	347,745
Depreciation expense	60,249	55,818
Inventories written off (1)	324,441	24,772
Total cost of sales	743,060	891,243

(1) Inventories written off include $218,178 (2015: $nil) of items that expired during the year.

5.                  OTHER REVENUE

License fees received (2)	252,707	938,471
Royalties and annuities received	47,841	88,680
Total other revenue	300,548	1,027,151

(2) License fees received includes $149,837 (2015: $781,108) of licensing income from Applera Corporation

This agreement ended in December 2015.

6.              OTHER INCOME

Net profit on disposal of plant and equipment	7,132	3,843
Research and development tax incentive	359,803	111,188
Interest income	67,100	39,951
Rental income	58,002	215,575
Total other income and expenses	492,037	370,557

7.              GAIN ON SALE OF BUSINESS

Proceeds from sale of business	2,100,895
Trade and other receivables	(190,990)
Prepayments and other assets	(220,785)
Net value of fixed assets	(176,065)
Goodwill	(315,388)
Deferred revenue	51,952
Current provisions	120,989
Long term provisions	26,190
Total gain on sale of business	1,396,798

On 19 November 2014, the Company announced that it had completed the sale of its heritage Australian Genetics business to Specialist Diagnostics Services Ltd (“SDS”), the wholly owned pathology subsidiary of Primary Health Care Ltd. Under the terms of sale, SDS acquired the Australian Genetics business for $2,100,895 (net of employee entitlements and inclusive of GST) in cash. The gain on disposal as recognised in the Consolidated Statement of Comprehensive Income is $1,396,798 the details of which are noted above.

8.              EXPENSES

Amortisation of intangible assets	127,564	127,564
Depreciation of fixed assets	262,510	104,639
Net foreign currency losses	427,574	200,243
Employee benefits expenses	3,774,770	5,470,007
Operating lease expenses	312,586	404,638
Research and development expenses	395,539	728,592

9.      INCOME TAX

	Consolidated
	2016	2015
	$	$
Reconciliation of income tax expense to prima facie tax payable
Loss before income tax expense	(8,458,965)	(8,810,170)

Tax at the Australian tax rate of 28.50% (2015: 30%)	(2,410,805)	(2,643,051)
Tax effect amounts which are not deductible / (taxable) in calculating taxable income
Net impairment losses and other write-downs	—	98
Share-based payments expense	14,318	91,057
Fair value (gains)/ loss on financial liabilities at fair value through profit or loss	—	(104,774)
Research and development tax incentive	116,800	78,673
Disposal of Heritage business	—	41,091
Tax effect of inter-company transactions	—	5,370
Withholding tax expense	849	5,484
Other non-deductible items	1,450	2,032
	(2,277,388)	(2,524,020)

Difference in overseas tax rates	(225,070)	(138,687)
Under /(over) provision	10,583	(7,849)
Research and development tax credit	(102,544)	(33,356)
Tax losses not recognised	2,594,419	2,703,912
Income tax expense	—	—

Net deferred tax assets
Deferred tax assets not recognised
ImmunAid option fee	—	150,000
Property, plant & equipment	3,517	9,067
Capital raising costs	531,646	849,649
Applera settlement	—	44,945
Intangible assets	1,978,065	2,185,263
Provisions	209,643	226,568
Other	—	86,830
Total deferred tax assets	2,722,871	3,552,322
Deferred tax liabilities not recognised
Prepayments	—	355
Total deferred tax liabilities	—	355
Net deferred tax assets on temporary differences not brought to account	(2,722,871)	(3,551,967)
Total net deferred tax assets	—	—

9.      INCOME TAX (cont.)

	Consolidated
	2016	2015
	$	$
Tax losses
Unused tax losses for which no deferred tax asset has been recognised	74,107,688	63,780,030
Potential tax benefit @ 28.50% (2015: 30%)	21,120,691	19,134,010

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2016, the group had a potential tax benefit related to tax losses carried forward of $21,120,691. Such amount includes net losses of $ 6,970,091 related to subsidiaries in the United States (U.S.) which would expire after 20 years starting in 2030. The remaining tax losses carried forward of $ 14,150,600 are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $21,120,691.

As at balance date, there are unrecognised tax losses with a benefit of approximately $21,120,691 (2015: $19,134,010) that have not been recognised as a deferred tax asset to the Group.  These unrecognised deferred tax assets will only be obtained if:

(a)         The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b)         The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c)          No changes in tax legislation adversely affect the Group companies from realising the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly-owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003.  The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries’ financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2016, there are no unrecognised temporary differences associated with the Group’s investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2015: $nil).

10.           LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

Loss for the year attributable to the owners of Genetic Technologies Limited	(8,458,965)	(8,810,170)

Weighted average number of ordinary shares used in calculating loss per share	1,715,214,158	1,072,803,358

Note:        None of the 53,852,778 (2015: 24,241,667) options over the Company’s ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

11.            CASH AND CASH EQUIVALENTS

	Consolidated
	2016	2015
	$	$
Reconciliation of cash and cash equivalents
Cash at bank and on hand	11,179,687	18,341,357
Total cash and cash equivalents	11,179,687	18,341,357

Reconciliation of loss for the year
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:
Loss for the year after income tax	(8,458,965)	(8,810,170)
Adjust for non-cash items
Amortisation and depreciation expenses	390,074	232,203
Interest on convertible notes converted to shares	—	73,618
Share-based payments expense	50,239	303,522
Non-cash licensing revenue	—	(245,500)
Non-cash rental income	(58,002)	—
Net (gain)/loss on sale of business	—	(1,396,798)
Fair value gains on financial assets at fair value through profit or loss	—	(349,246)
Net (profit) / loss on disposal of plant and equipment	(7,132)	(3,843)
Net foreign exchange (gains) / losses	412,579	200,243
Adjust for changes in assets and liabilities
(Increase) / decrease in trade and other receivables	84,178	152,348
(Increase) / decrease in prepayments and other assets	189,178	(312,714)
Increase / (decrease) in financial assets at fair value through profit or loss	—	795,533
Increase / (decrease) in trade and other payables	(342,273)	(436,249)
Increase / (decrease) in provisions	13,286	105,525
Net cash flows from / (used in) operating activities	(7,726,838)	(9,691,528)

Financing facilities available
As at 30 June 2016, the following financing facilities had been negotiated and were available:
Total facilities
Credit cards	311,269	306,750
Facilities used as at reporting date
Credit cards	(32,051)	(25,708)
Facilities unused as at reporting date
Credit cards	279,218	281,042

12.           TRADE AND OTHER RECEIVABLES (CURRENT)

	Consolidated
	2016	2015
	$	$
Trade receivables	392,521	524,580
Less: provision for doubtful debts	—	—
Net trade receivables	392,521	524,580
Other receivables	238,252	190,371
Total net current trade and other receivables	630,773	714,951

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 291,540 (2015: USD 373,137).

Refer Note 31 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

13.           PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	149,459	188,701
Inventories at the lower of cost and net realisable value	166,942	317,497
Performance bond and deposits	4,209	3,590
Total current prepayments and other assets	320,610	509,788

14.           PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	2016	2015
	$	$
Laboratory equipment, at cost	1,287,609	1,277,651
Less: accumulated depreciation	(1,056,124)	(914,050)
Net laboratory equipment	231,485	363,601
Computer equipment, at cost	547,176	502,695
Less: accumulated depreciation	(487,574)	(456,902)
Net computer equipment	59,602	45,793
Office equipment, at cost	167,564	167,564
Less: accumulated depreciation	(164,527)	(160,539)
Net office equipment	3,037	7,025
Equipment under hire purchase, at cost	594,626	594,626
Less: accumulated depreciation	(594,626)	(594,626)
Net equipment under hire purchase	—	—
Leasehold improvements, at cost	452,487	111,873
Less: accumulated depreciation	(196,472)	(110,697)
Net leasehold improvements	256,015	1,176
Total net property, plant and equipment	550,139	417,595

Reconciliation of property, plant and equipment
Opening gross carrying amount	2,654,408	5,799,559
Add: additions purchased during the year	395,054	304,135
Less: disposals made during the year	—	(31,789)
Less: disposals due to sale of business	—	(3,417,497)
Closing gross carrying amount	3,049,462	2,654,408
Opening accumulated depreciation and impairment losses	(2,236,813)	(5,405,395)
Add: disposals made during the year	—	31,789
Add: disposals due to sale of business	—	3,241,432
Less: depreciation expense charged	(262,510)	(104,639)
Closing accumulated depreciation and impairment losses	(2,499,323)	(2,236,813)
Total net property, plant and equipment	550,139	417,595

Reconciliation of movements in property, plant and equipment by asset category

	Opening			Closing
	net carrying	Additions	Depreciation	net carrying
Asset category	Amount	during year	expense	amount
	$	$	$	$
Laboratory equipment	363,601	9,958	(142,074)	231,485
Computer equipment	45,793	44,481	(30,672)	59,602
Office equipment	7,025	—	(3,988)	3,037
Leasehold improvements	1,176	340,615	(85,776)	256,015
Totals	417,595	395,054	(262,510)	550,139

15.            INTANGIBLE ASSETS

	Consolidated
	2016	2015
	$	$
Patents
Patents, at cost	36,662,592	36,662,592
Less: accumulated amortisation	(32,938,414)	(32,914,177)
Less: impairment losses	(3,632,338)	(3,632,338)
Total net patents	91,840	116,077
Other intangible assets
Assets associated with BREVAGenTM breast cancer risk test, at cost	1,033,273	1,033,273
Less: accumulated amortisation	(516,636)	(413,309)
Total net other intangible assets	516,637	619,964
Total net intangible assets	608,477	736,041
Reconciliation of patents
Opening net carrying amount	116,077	140,314
Less: amortisation expense charged (refer below)	(24,237)	(24,237)
Total net patents	91,840	116,077
Reconciliation of other intangible assets
Opening net carrying amount	619,964	723,291
Less: amortisation expense charged (refer below)	(103,327)	(103,327)
Total net other intangible assets	516,637	619,964

Remaining useful lives

The assets associated with the BREVAGenTM breast cancer risk test have a remaining useful life of 5 years as at 30 June 2016.

Disclosure of expenses

The total amortisation expense charged during the year in respect of intangible assets of $127,564 is disclosed in the consolidated statement of comprehensive income under the headings of laboratory and research and development costs ($103,327) and licensing, patent and legal costs ($24,237).

16.            TRADE AND OTHER PAYABLES (CURRENT)

	Consolidated
	2016	2015
	$	$
Trade payables	392,322	517,079
Other payables	270,504	232,497
Accrued expenses	175,157	430,680
Total current trade and other payables	837,983	1,180,256

Note: Trade payables for the Group include amounts due in US dollars of USD 178,679 (2015: USD 232,733) and Swiss francs of CHF 2,702 (2015: CHF 2,082).

Refer Note 31 for details of contractual maturity and management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

17.           PROVISIONS (CURRENT AND NON-CURRENT)

Current provisions
Annual leave	223,100	200,957
Long service leave	217,679	328,950
Make good *	53,427	—
Total current provisions	494,206	529,907
Non-current provisions
Long service leave	36,145	25,321
Make good *	38,163	—
Total non-current provisions	74,308	25,321
Total provisions	568,514	555,228

* Make good provision

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease or the useful life of the assets. See Note 2 (w) for the Group’s other accounting policies relevant to provisions.

17.           PROVISIONS (CURRENT AND NON-CURRENT) (cont.)

	Consolidated
	2016	2015
	$	$
Reconciliation of annual leave provision
Balance at the beginning of the financial year	200,957	370,327
Add: obligation accrued during the year	260,434	380,804
Less: amount transferred on disposal of business	—	(66,623)
Less: utilised during the year	(238,291)	(483,551)
Balance at the end of the financial year	223,100	200,957
Reconciliation of long service leave provision
Balance at the beginning of the financial year	354,271	426,556
(Less)/ Add: obligation accrued during the year	(16,904)	42,949
Less: amount transferred due to sale of business	—	(80,558)
Less: utilised during the year	(83,543)	(34,676)
Balance at the end of the financial year	253,824	354,271

Note: The current provisions for annual leave and long service leave include a total amount of $298,846 (2015: $381,683) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

18.           FINANCIAL LIABILITIES AT FAIR VALUE THROUGH THE PROFIT OR LOSS (CURRENT AND NON-CURRENT)

Debt convertible notes at fair value - current	—	25,000
Total financial liabilities at fair value through profit or loss	—	25,000

Debt convertible notes

During the year ended 30 June 2015 the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes carried free attached options to purchase further shares in the Company.

During the current financial year $25,000 (2015: $ 2,125,000) convertible notes plus capitalised interest were converted into 1,091,093 (2015: 150,961,041) ordinary shares of the Company.

19.           FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

(i) Fair value hierarchy

This section explains the judgements and estimates made in determining the fair values of the financial instruments that are recognised and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the group has classified its financial instruments into the three levels prescribed under the Accounting Standards. An explanation of each level follows:

(a)             quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

(b)             inputs other than prices included within level 1 that are observable for the asset or liability, either directly or indirectly (level 2); and

(c)              inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value as at 30 June 2016 and 2015.  No level 1 or level 2 financial assets or liabilities were held by the Group as at 30 June 2016 and 2015

	ImmunAid option financial asset		Convertible note (financial liabilities)
	$		$
Opening balance 1 July 2014	795,533		(2,502,384)
Additions	—		(2,150,000)
Conversions to equity	—		4,433,491
Exchange differences	—		(155,353)
Fair value gain/ (loss) recognized through profit and loss	(795,533)		349,246
Closing balance 30 June 2015	—	(1)	(25,000)
Conversions to equity	—		25,000
Closing balance 30 June 2016	—	(1)	—

(1)         Management has recognised a fair value of $Nil for the ImmunAid financial asset as at 30 June 2016 (2015: $nil). The complete write down to $Nil this asset was recorded as a fair value loss on financial assets at fair value through profit or loss in the Comprehensive Income Statement for the year ended 30 June 2015.

The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

There were no transfers between levels 1 and 2 for recurring fair value measurements during the year, as the Company did not have any fair value assets or liabilities at 30 June 2016.

19.          FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS (cont.)

(ii) Valuation techniques used to derive level 2 and level 3 fair values

The Group obtains independent valuations for its financial assets and financial liabilities at least annually.

At the end of each reporting period, the directors update their assessment of the fair value of each asset and liability, taking into account the most recent independent valuations. The directors determine an assets or liabilities value range within a range of reasonable fair value estimates.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques.  These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates.  If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.  If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(iii) Valuation processes

Convertible note

The value of the Convertible Note outstanding as at 30 June 2015 was calculated with reference to its face value, which approximates its fair value.

20.           CONTRIBUTED EQUITY

	Consolidated
	2016	2015
	$	$
Issued and paid-up capital
Fully paid ordinary shares	115,272,576	115,247,128
Total contributed equity	115,272,576	115,247,128

Movements in shares on issue

Year ended 30 June 2015	Shares	$
Balance at the beginning of the financial year	613,918,492	90,080,492
Add: shares issued as part of private placements	621,574,062	21,445,427
Add: shares issued as part of the conversion of convertible notes	315,732,411	4,507,109
Add: shares issued on exercise of options	122,966,666	1,844,500
Less: transaction costs arising on share issue	—	(2,572,664)
Add: shares issued in relation to a share-based payment (Note 25)	35,876,392	—
Add/ (less): transaction costs on placement of shares (Note 25)	4,123,608	(57,736)
Balance at the end of the financial year	1,714,191,631	115,247,128

Year ended 30 June 2016	Shares	$
Balance at the beginning of the financial year	1,714,191,631	115,247,128
Add: shares issued as part of the conversion of convertible notes	1,091,093	27,102
Less: transaction costs arising on share issue	—	(1,654)
Balance at the end of the financial year	1,715,282,724	115,272,576

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

20.           CONTRIBUTED EQUITY (cont.)

Capital management

When managing capital, Management’s objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders.  Management also aims to maintain a capital structure to reduce the entity’s cost of capital.

21.           RESERVES

	Consolidated
	2016	2015
	$	$
Foreign currency translation	1,419,551	112,332
Share-based payments	4,635,310	4,585,071
Total reserves	6,054,861	4,697,403

Reconciliation of foreign currency translation reserve
Balance at the beginning of the financial year	112,332	(301,673)
Add: net currency translation gain / (loss)	1,307,219	414,005
Balance at the end of the financial year	1,419,551	112,332

Reconciliation of share-based payments reserve
Balance at the beginning of the financial year	4,585,071	4,223,813
Add: share-based payments expense	50,239	303,522
Add: transaction costs on placement of shares	—	57,736
Balance at the end of the financial year	4,635,310	4,585,071

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

22.           ACCUMULATED LOSSES

Balance at the beginning of the financial year	(100,985,283)	(92,175,113)
Add: net loss attributable to owners of Genetic Technologies Limited	(8,458,965)	(8,810,170)
Balance at the end of the financial year	(109,444,248)	(100,985,283)

23.    OPTIONS

As at 30 June 2016, the following options over ordinary shares in the Company were outstanding.

	2016	Weighted ave. exercise price	2015	Weighted ave. exercise price
Unlisted employee options (refer below)	33,486,111	$0.022	3,875,000	$0.140
Unlisted options attached to convertible notes	20,366,667	$0.015	20,366,667	$0.015
	53,852,778	$0.019	24,241,667	$0.035

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group.  The options, which are granted at nil cost, are not transferable and are not quoted on the ASX.  As at 30 June 2016, there was 5 executive and 5 employees who held options that had been granted under the Plans.  Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2016	Weighted ave. exercise price	2015	Weighted ave. exercise price
Unlisted employee options
Balance at the beginning of the financial year	3,875,000	$0.140	7,775,000	$0.151
Add: options granted during the year	33,736,111	$0.022	6,875,000	$0.040
Less: options exercised during the year	—	—	—	—
Less: options forfeited during the year	(4,125,000)	$0.136	(10,775,000)	$0.084
Less: options expired during the year	—	—	—	—
Balance at the end of the financial year	33,486,111	$0.022	3,875,000	$0.140

There were no options exercised under the Employee Option Plan during the year ended 30 June 2016 (2015: Nil).

The numbers of options outstanding as at 30 June 2016 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 26 for further information).  The options tabled below are not listed on ASX.

Option description	2016	Weighted ave. exercise price	2015	Weighted ave. exercise price
Unlisted employee options
GTGAM (expiring 31 July 2016)	—	—	1,000,000	$0.200
GTGAO (expiring 29 August 2017)	—	—	250,000	$0.140
GTGAW (expiring 31 March 2016)	—	—	1,250,000	$0.190
GTGAY (expiring 11 July 2018)	—	—	250,000	$0.110
GTGAA (expiring 31 May 2019)	250,000	$0.040	1,125,000	$0.040
GTGAD (expiring 14 September 2020)	1,000,000	$0.058	—	—
GTGAD (expiring 24 November 2020)	24,236,111	$0.020	—	—
GTGAD (expiring 31 January 2021)	500,000	$0.039	—	—
GTGAD (expiring 31 March 2021)	7,500,000	$0.020	—	—
	33,486,111	$0.022	3,875,000	$0.140

Unlisted options attached to convertible notes
GTGAC (expiring 2 December 2018)	20,366,667	$0.015	20,366,667	$0.015
Balance at the end of the financial year	53,852,778	$0.019	24,241,667	$0.035
Exercisable at the end of the financial year	20,450,000	$0.015	23,033,334	$0.034

The weighted average remaining contractual life of options outstanding as at 30 June 2016 was 3.70 years (2015: 3.20 years).

24.           SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income
Segment		Sales	Other	Totals	Profit / (loss)
		$	$	$	$
Operations	2016	824,586	792,585	1,617,171	(8,458,965)
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)

				Amortisation	Purchases of
Segment		Assets	Liabilities	/depreciation	equipment
		$	$	$	$
Operations	2016	13,289,686	(1,406,497)	(390,074)	395,054
	2015	20,719,732	(1,760,484)	(232,203)	304,135

Geographic information

Australia — is the home country of the parent entity and the location of the Company’s genetic testing and licensing operations.

USA — is the home of Phenogen Sciences Inc. and GeneType Corporation.

Switzerland — is the home of GeneType AG.

Geographic information

		Revenues and income
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	2016	220	792,585	792,805	(4,241,451)
	2015	910,740	2,794,358	3,705,098	(1,519,192)
USA	2016	824,366	—	824,366	(4,197,368)
	2015	1,101,178	148	1,101,326	(7,276,878)
Other	2016	—	—	—	(20,146)
	2015	—	—	—	(14,100)
Totals	2016	824,586	792,585	1,617,171	(8,458,965)
	2015	2,011,918	2,794,506	4,806,424	(8,810,170)

				Amortisation	Purchases of
		Assets	Liabilities	/depreciation	Equipment
		$	$	$	$
Australia	2016	12,553,539	(1,199,257)	(379,944)	382,893
	2015	3,139,778	(1,532,911)	(219,784)	304,135
USA	2016	733,168	(202,200)	(10,130)	12,161
	2015	17,576,978	(224,917)	(12,419)	—
Other	2016	2,979	(5,040)	—	—
	2015	2,976	(2,656)	—	—
Totals	2016	13,289,686	(1,406,497)	(390,074)	395,054
	2015	20,719,732	(1,760,484)	(232,203)	304,135

24.          SEGMENT INFORMATION (cont.)

Additional segment disclosures

Other revenues and income includes interest received of $67,099 (2015: $39,951).

Expenses includes employee benefits expenses of $3,774,770 (2015: $5,470,007).

Assets - includes cash of $11,179,687 (2015: $18,341,357).

Liabilities includes trade and other payables of $812,457 (2015: $1,102,974) and provisions of $568,514 (2015: $555,228).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated
	2016	2015
	$	$
Loan payable (USA) and loan receivable (Australia)	512,816	16,948,601
Foreign exchange gain (USA) and foreign exchange loss (Australia)	1,750,759	3,823,791
Cost of sales (USA) and sales (Australia)	91,896	153,581

Segment products and locations

The principal geographic segment is Australia, with the Company’s headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the years ended 30 June 2016 & 30 June 2015 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations.

25.          SHARE BASED PAYMENTS

(a) Employee option plan

On 30 November 2001, the Directors of the Company established a Staff Share Plan.  On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan.  Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group.

During the year the following options over ordinary shares were granted pursuant the Employee Option Plan at no cost;

i.                  2,000,000 options (2015: 6,875,000 options) to a number of employees of the Company’s US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three equal tranches after 12 months, 24 months, and 36 months from date of grant, respectively. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows

	2016	2016
Grant Date	1 April 2016	25 November 2015
Options issued	500,000	1,500,000
Dividend yield	—	—
Historic volatility and expected volatility	80%	80%
Option exercise price	$0.039	$0.058
Weighted average exercise price	$0.039	$0.058
Risk-free interest rate	1.93%	2.22%
Expected life of an option	4.3 years	4.5 years
Model used	Black-Scholes	Black-Scholes

As at 30 June 2016, there were 5 employees who held options that had been granted under the Plan.

25.                               SHARE BASED PAYMENTS (cont.)

(a) Employee option plan (cont.)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

ii.             31,736,111 options (2015: nil) to a number of KMP with a market related vesting condition of share price growth. The options are exercisable at any time after the vesting conditions are met for a period of up to 5 years after granting. The vesting conditions that must be met before a tranche of Options shall vest, namely the 3 month VWAP at which the shares of the Company must be trading on the ASX, are $0.05, $ 0.10 and $0.20. The fair value of each option granted is estimated by an external valuer using a Monte Carlo simulation analysis as detailed in the table below,

	2016	2016
Grant Date	1 April 2016	25 November 2015
Options issued	7,500,000	24,236,111
Dividend yield	—	—
Historic volatility and expected volatility	80%	80%
Option exercise price	$0.020	$0.020
Weighted average exercise price	$0.020	$0.020
Risk-free interest rate	1.93%	2.22%
Expected life of an option	4.3 years	4.5 years
Model used	Monte Carlo	Monte Carlo

As at 30 June 2016, there were 5 executives who held options that had been granted under the Plan.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b) Other share based payments

During the previous financial year the Company entered into a Standby Equity Placement Facility Agreement with the Kentgrove Capital Growth Fund (“Kentgrove Capital”), an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment and advisory firm.

Key terms of the Standby Equity Placement Facility

•                 Standby equity placement facility of up to A$24,000,000 with a maturity date 21 January, 2017

•                 Multiple placements permitted

•                 For each placement, shares are issued at a 5% discount to a volume weighted average price (VWAP) over the period of the placement

•                 A facility fee of 2.33% of the facility amount is payable, to be satisfied by the issue of shares. The facility fee, less 20%, will be rebated at termination or at maturity, pro rata for any amount of the facility that is unutilised.

•                 The commencement fee rebate may be paid by cash or shares.

A total of 40,000,000 shares have been issued to Kentgrove Capital on commencement date of the facility agreement in January 2015. As at 30 June 2015, 10.31% of the facility has been utilised. There was no movement in this amount during the year ended 30 June 2016. Hence, 10.31% of 40,000,000 shares which amounted to $57,736 has been accounted for as transaction costs for the placements made by Kentgrove Capital. The remaining 89.69% of the 40,000,000 shares is accounted for as shares issued in relation to a share-based payment. This represents an option for Kentgrove Capital to acquire shares that the Company has granted to Kentgrove Capital. The option value has been determined through the use of a Black-Scholes option pricing model and the fair value of consideration paid and expensed for the 2015 year was $330,059. (2016: Nil)

25.                               SHARE BASED PAYMENTS (cont.)

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated
	2016	2015
	$	$
Options issued under employee option plan	50,239	(26,536)
Shares issued as consideration for standby equity placement facility	—	330,059
Total	50,239	303,523

26.                               COMMITMENTS AND CONTINGENCIES

Operating lease expenditure commitments
Minimum operating lease payments
- not later than one year	220,486	75,536
- later than one year but not later than five years	248,481	—
- later than five years	—	—
Total minimum operating lease payments	468,967	75,536

As at 30 June 2016, the above operating leases related to the following premises that are currently occupied by the Group both of which are being renegotiated since balance date:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2018	453,821
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	31 October 2016	15,146
			Total	468,967

Apart from the above, there were no other commitments or contingencies as at 30 June 2016.

27.                               AUDITORS’ REMUNERATION

	Consolidated
	2016	2015
	$	$
Audit and assurance services
PricewaterhouseCoopers in respect of:
Audit(1)	334,560	558,360
Other audit firms in respect of:
Audit of the Financial Reports of subsidiaries	5,868	2,539
Total remuneration in respect of audit services	340,428	560,899

(1) Audit fees consist of services that would normally be provided in connection with statutory & regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide such as comfort letters

28.                               RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company.  As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2016, the only transactions between entities within the Group and other related parties occurred, are as listed below.  Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Phenogen Sciences Inc.

During the year ended 30 June 2016, Phenogen Sciences Inc, a subsidiary, purchased testing services from Genetic Technologies Corporation Pty. Ltd., another subsidiary at a cost of $91,676 (2015: $153,581). This transaction is eliminated on consolidation.

Debt convertible notes

As described in Note 20, during the previous year the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders.  All of these convertible notes were converted during the year.  The 8,333,333 share options attached to these convertible notes remain unexercised at the end of the year.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr Malcolm R. Brandon (Non-Executive Chairman)	Mr Kevin Fischer (Chief Financial Officer)
Mr Eutillio Buccilli (Executive Director & Chief Executive Officer)	Ms Diana Newport (Quality and Business Operations Director)
Mr Grahame Leonard AM (Non-Executive)	Dr Richard Allman (Scientific Director)
Dr Lindsay Wakefield (Non-Executive)	Mr Chris Saunders (Vice President, Sales and Marketing — Phenogen)
Dr Paul Kasian (Non-Executive)	Dr Susan Gross (Senior Medical Director — Phenogen)

	Consolidated
	2016	2015
	$	$
Remuneration of Key Management Personnel
Short-term employee benefits	1,350,986	1,457,725
Post-employment benefits	104,081	118,660
Share-based payments	49,445	(25,959)
Other long-term benefits	28,552	(8,854)
Termination benefits	53,795	—
Total remuneration of Key Management Personnel	1,586,859	1,541,572

29.                               SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2016.

		Group interest (%)		Net carrying value ($)
Name of Group company	Incorporation details	2016	2015	2016	2015
Entities held directly by parent
GeneType Pty. Ltd. (Dormant)	5 September 1990 Victoria, Australia	100%	100%	—	—
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	11 October 1996 N.S.W., Australia	100%	100%	2	2
RareCellect Pty. Ltd. (Dormant)	7 March 2001 N.S.W., Australia	100%	100%	10	10
GeneType AG (Dormant)	13 February 1989 Zug, Switzerland	100%	100%	1,350	1,350
GeneType Corporation (Dormant)	18 December 1989 California, U.S.A.	100%	100%	—	—
Phenogen Sciences Inc. (BREVAGenTM )	28 June 2010 Delaware, U.S.A.	100%	100%	11,006	11,006
Total carrying value				12,368	12,368

30.                               PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated
	2016	2015
	$	$
Balance sheet
Current assets	11,208,824	1,609,280
Total assets	12,989,540	28,623,265
Current liabilities	1,046,119	1,384,627
Total liabilities	13,220,062	14,080,143
Equity
Contributed equity	115,272,576	115,247,127
Reserves (share-based payments)	2,820,633	2,770,395
Accumulated losses	(118,323,731)	(103,474,400)
Total equity	(230,522)	14,543,122
Total comprehensive loss	(14,849,331)	(671,257)

Related party information

As at 30 June 2016, an amount of $56,788,897 (2015: $70,460,572) was receivable by the Company from its various subsidiaries and associates.  As at the same date, an amount of $12,099,634 (2015: $12,670,195) was payable by the Company to its wholly-owned subsidiaries.  All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. The balance of the provision as at 30 June 2016 was $55,931,892 (2015:$44,235,233).

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

31.                               FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk.  The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group.  The Group uses different methods to measure the different types of risk to which it is exposed.  These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk.  The Committee identifies and evaluates financial risks in close cooperation with the Group’s executive management.

The Group’s principal financial instruments comprise cash and cash equivalents.  The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts.  It is, and has been throughout the period under review, the Group’s policy that no trading in financial instruments shall be undertaken.  The main risks arising from the Group’s financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk.  The policies for managing each of these risks are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	Consolidated
	2016	2015
	$	$
Financial assets
Cash at bank / on hand	11,179,687	18,341,357
Trade and other receivables	630,773	714,951
Performance bond and deposits	4,209	3,590
Financial assets at fair value through profit or loss	—	—
Total financial assets	11,814,669	19,059,898

Financial liabilities
Trade and other payables	812,457	1,102,974
Financial liabilities at fair value through profit or loss	—	25,000
Total financial liabilities	812,457	1,127,974

Credit risk

The Group’s credit risk is managed on a Group basis.  Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The trade & other receivables balance at year end includes an accrual estimate of revenue to be collected from the sale of BREVAGenTM and BREVAGenplus® tests. This estimate is calculated based on historical data of amounts received from tests sold and is sensitive to/ may be impacted by the recoverability of the amounts through the U.S. healthcare reimbursement system. Recoverability of accrued revenues for tests performed is regularly monitored by management.  Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research & Development grant. The maximum exposures to credit risk at 30 June 2016 in relation to each class of recognsied financial asset is the carrying amount of those assets, as indicated in the balance sheet.

31.                               FINANCIAL RISK MANAGEMENT (cont.)

Credit risk (cont.)

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables.  In accordance with the guidelines of the Group’s Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure.  For banks and financial institutions, only independently-rated parties with a minimum rating of “A-1” are accepted.  The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity.  The Group does not require collateral to provide credit to its customers. Once a BREVAGenTM or BREVAGenplus® test has been performed, the patient elects to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increases the risk of credit exposure.  The Group has not entered into any transactions that qualify as a financial derivative instrument.

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at 30 June 2016, the balance of the Group’s total accrued net trade receivables was $392,521 (2015: $524,580 (refer Note 12).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries.  Such guarantees are only provided in exceptional circumstances.

An analysis of the aging of trade and other receivables s is provided below:

	Consolidated
	2016	2015
	$	$
Net trade and other receivables
Current (less than 30 days)	630,773	714,951
31 days to 60 days	—	—
61 days to 90 days (note)	—	—
Greater than 90 days (note)	—	—
Total net trade and other receivables (Note 12)	630,773	714,951

Note:        Given the nature of the trade receivables for the remaining business all amounts are considered to be current.

31.                               FINANCIAL RISK MANAGEMENT (cont.)

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities.  It is the Group’s policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective.  Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.  The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States.  The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed.  Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency.  Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO.

As at 30 June 2016, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets
Cash at bank / on hand	2016	5,108,964	32,767	—
	2015	28,231	100,535	—
Total financial assets	2016	5,108,964	32,767	—
	2015	28,231	100,535	—
Financial liabilities
Trade and other payables	2016	96,069	—	—
	2015	108,380	—	2,082
Total financial liabilities	2016	96,069	—	—
	2015	108,380	—	2,082

Notes:            USD – United States dollars                     EUR – European euros                                             CHF – Swiss francs

During the year ended 30 June 2016, the Australian dollar / US dollar exchange rate weakened by 2.8%, from 0.7655 at the beginning of the year to 0.7441 at the end of the year.

Based on the financial instruments held at 30 June 2016, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group’s loss for the year would have been $748,000 lower/ $612,000 higher (2015: loss $10,000 lower / loss $12,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

31.                               FINANCIAL RISK MANAGEMENT (cont.)

Market risk (cont.)

Interest rate risk

The Group’s main interest rate risk arises in relation to its short-term deposits with various financial institutions.  If rates were to decrease, the Group may generate less interest revenue from such deposits.  However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Group has a Short Term Investment Policy which was developed to manage the Group’s surplus cash and cash equivalents.  In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required.  Under the policy, the Group deposits its surplus cash in a range of deposits / securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.

At 30 June 2016, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group’s loss for the year would have been $20,000 lower / higher (2015: loss $5,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents.  Consolidated equity for the Group would have been $20,000 higher / lower (2015: $5,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate	Fixed rate	Carrying amount	Weighted ave. effective rate	Ave. maturity Period Days
		$	$	$	%
Financial assets
Cash at bank / on hand	2016	3,952,078	—	3,952,078	1.98%	At call
	2015	1,108,297	—	1,108,297	2.25%	At call
Performance bond / deposits	2016	—	4,209	4,209	—	At call
	2015	—	3,950	3,950	—	At call
Totals	2016	3,952,078	4,209	3,956,287
	2015	1,108,297	3,950	1,112,247
Financial liabilities
Financial liabilities at fair value through profit or loss	2016	—	—	—	—	—
	2015	—	25,000	25,000	10.00%	At call
Totals	2016	—	—	—
	2015	—	25,000	25,000

Note  The Company holds the balance of its cash in non-interest bearing bank accounts.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities.  The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities.  Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available.  Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

31.                               FINANCIAL RISK MANAGEMENT (cont.)

Liquidity risk (cont.)

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months	6 to 12 months	1 to 5 years	> 5 years	Totals
		$	$	$	$	$
Financial assets
Cash at bank / on hand	2016	11,179,687	—	—	—	11,179,687
	2015	18,341,357	—	—	—	18,341,357
Trade and other receivables	2016	630,773	—	—	—	630,773
	2015	714,951	—	—	—	714,951
Performance bond and deposits	2016	4,209	—	—	—	4,209
	2015	3,590	—	—	—	3,590
Total financial assets	2016	11,814,669	—	—	—	11,814,669
	2015	19,059,898	—	—	—	19,059,898

Financial liabilities
Trade and other payables	2016	812,457	—	—	—	812,457
	2015	1,102,974	—	—	—	1,102,974
Total financial liabilities	2016	812,457	—	—	—	812,457
	2015	1,102,974	—	—	—	1,102,974
Net maturity	2016	11,002,212	—	—	—	11,002,212
	2015	17,956,924	—	—	—	17,956,924

The Group had access to the following undrawn borrowing facility as at 30 June 2016:

	Facility limit	Amount used	Amount available
	$	$	$
Nature of facility
Credit card facility	311,269	(32,051)	279,218

32.                               SUBSEQUENT EVENTS

There have been no significant events which have occurred after balance date.

DIRECTORS’ DECLARATION

In the opinion of the Directors:

(a)             the Financial Statements and accompanying notes set out on pages 24 to 62 are in accordance with the Corporations Act 2001, including:

(i)                complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)             giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the financial year ended on that date; and

(b)             there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001.

This Declaration is made in accordance with a resolution of the Directors.

DR. MALCOLM R. BRANDON

Chairman

Melbourne, 29 August 2016

Auditor’s Independence Declaration

As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2016, I declare that to the best of my knowledge and belief, there have been:

1.             no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.             no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

/s/ Sam Lobley
Sam Lobley	Melbourne
Partner	29 August 2016
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Independent auditor’s report to the members of Genetic Technologies Limited

Report on the financial report

We have audited the accompanying financial report of Genetic Technologies Limited (the company), which comprises the consolidated balance sheet as at 30 June 2016, the consolidated statement of comprehensive income/(loss), consolidated statement of changes in equity and consolidated statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for Genetic Technologies Limited (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001

T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Auditor’s opinion

In our opinion:

(a)           the financial report of Genetic Technologies Limited is in accordance with the Corporations Act 2001, including:

(i)            giving a true and fair view of the consolidated entity’s financial position as at 30 June 2016 and of its performance for the year ended on that date; and

(ii)           complying with Australian Accounting Standards and the Corporations Regulations 2001.

(b)           the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 2.

Emphasis of Matter — Material Uncertainty Regarding Continuation as a Going Concern

Without modifying our opinion, we draw attention to Note 2 in the financial report, which indicates that the consolidated entity incurred a total comprehensive loss after income tax of $7,151,746 and net cash outflows from operations of $7,726,838 during the year ended 30 June 2016. The company’s ability to continue as a going concern is dependent on the company being successful in raising additional funds via the issuance of new equity within the next twelve months. These conditions, along with other matters set forth in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the company’s ability to continue as a going concern and therefore, the company may be unable to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial report.

Report on the Remuneration Report

We have audited the remuneration report included in pages 11 to 20 of the directors’ report for the year ended 30 June 2016. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2016 complies with section 300A of the Corporations Act 2001.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers

/s/ Sam Lobley
Sam Lobley	Melbourne
Partner	29 August 2016

Additional information required by the Listing Rules of the Australian Securities Exchange (ASX) and not disclosed elsewhere in this Annual Report.  The information provided is current as at 24 August 2016.

Home Exchange

The Company’s ordinary shares are quoted on the Australian Securities Exchange.  The home exchange is Melbourne, Victoria.  The ASX code for the Company’s ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (NASDAQ) Capital Market in the U.S.A.  Each ADR comprises 150 fully paid ordinary shares and trade under the ticker symbol GENE.

Distribution of Equity Securities

The number of shareholders as at 24 August 2016, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares

1 - 1,000	289	168,966
1,001 - 5,000	730	2,195,927
5,001 - 10,000	455	3,772,848
10,001 - 100,000	1,221	47,516,515
100,001 - 9,999,999,999	467	1,661,628,468
Total	3,162	1,715,282,724

The number of shareholders holding less than a “marketable parcel” of shares (being 27,778 shares) is 1,953.  The total number of shares held by these shareholders on 24 August was 15,164,675.

Twenty Largest Shareholders

The names of the twenty largest registered shareholders of the Company’s ordinary shares as at 24 August 2016 are:

Rank	Name	Number of Shares	Percentage held

1.	NATIONAL NOMINEES LIMITED	1,296,956,659	75.61
2.	KENTGROVE CAPITAL PTY LTD <KENTGROVE CAPITAL GROWTH A/C>	27,955,248	1.63
3.	SECURITY & EQUITY RESOURCES LIMITED	15,073,506	0.88
4.	MR ROGER LETTS DAWKINS + MR WAYNE COX <IMMUNOGENETICS R FDN WA A/C>	13,016,667	0.76
5.	INNES PTY LIMITED <INNES P/L EMPLOYEES S/F A/C>	11,867,000	0.69
6.	MS GAIL JEAN BRATZ	9,000,000	0.52
7.	MR WARWICK WRIGHT	8,315,900	0.48
8.	WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C>	7,809,664	0.46
9.	MR JERRY HUI KANG GAO	7,000,000	0.41
10.	WAKKO INVESTMENTS PTY LTD	6,945,099	0.40
11.	BNP PARIBAS NOMINEES PTY LTD ICBC FS EQSEG NY DRP	6,945,019	0.40
12.	CITICORP NOMINEES PTY LIMITED	6,121,565	0.36
13.	IRWIN BIOTECH NOMINEES P/L <BIOA A/C>	6,000,000	0.35
14.	LENFAM PTY LTD <SUPER FUND A/C>	6,000,000	0.35
15.	MERVYN JACOBSON APS	5,714,934	0.33
16.	J P MORGAN NOMINEES AUSTRALIA LIMITED	5,438,245	0.32
17.	IRWIN BIOTECH NOMINEES PTY LTD <BIOA A/C>	5,000,000	0.29
18.	MR WARREN DWAYNE JONES	5,000,000	0.29
19.	S H RAYBURN NOMINEES PTY LTD <S H RAYBURN SUPER FUND A/C>	5,000,000	0.29
20.	MJGD NOMINEES PTY LTD <BSMI A/C>	4,849,129	0.28
	Totals	1,460,008,635	85.12

RESTRICTED SECURITIES

As at 24 August 2016 there were no ordinary shares that were subject to escrow arrangements with the Company.

VOTING RIGHTS

Article 17 of the Company’s Constitution stipulates the voting rights of Members as follows:

“Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a)                                 On the show of hands every person present in the capacity of a Member or proxy, attorney or representative (or in more than one of these capacities) has one vote; and

(b)                                 On a poll every person present who is a Member or proxy, attorney or representative has:

i.                  For each fully paid share that the person holds or represents; one vote; and

ii.               For each share other than a fully paid share that the person holds or represents: that portion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited).”